NATURAL RESOURCES CANADA RELIED ON WRONG DESIGN TO ADVISE FEDERAL PANEL ON TASEKO’S NEW PROSPERITY PROJECT

November 5, 2013, Vancouver BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") has been advised by one of the lead engineering consultants on the New Prosperity Project, Knight Piesold, that it appears that Natural Resources Canada (NRCan), and subsequently the Federal Review Panel, used the wrong design in their analysis of seepage rates from the tailings storage facility.

The Panel relied heavily on modeling undertaken by NRCan which indicated that there would be significant seepage from the tailings storage facility into Fish Lake. The Panel’s findings regarding anticipated seepage, and the related impacts on Fish Lake, are integral to the Panel’s conclusion that the project was likely to cause significant adverse effects on fish and fish habitat, wetlands and aboriginal interest in the Fish Lake area.

The design proposed by Taseko for the tailings storage facility includes development of a continuous low permeability compact soil liner to restrict seepage losses. This is a common and acceptable practice for modern facilities that have been recently permitted and developed in British Columbia and elsewhere in the world. The NRCan design, which was the basis of their analysis, is completely different than the Taseko design, as NRCan has assumed that the low permeability basin liner is not included and that seepage will therefore readily leak into more pervious overburden and fractured bedrock.

“Knight Piesold is one of the pre-eminent engineering firms in the world. Our other consultants on the project are similarly among the best in the world in their specific areas of discipline. NRCan and the Panel have chosen to ignore the Taseko design for the tailings basin that has been developed and reviewed by very experienced reputable tailings dam engineering and construction experts registered in the Province of BC. We believe that this new information is material to the interests of the Company and its shareholders” stated Taseko’s President and CEO Russell Hallbauer.

Further to this specific issue, Taseko, through its legal counsel, advised the Federal Minister of Environment, Leona Aglukkaq, that it intends to challenge certain aspects of the Federal Review Panel’s findings regarding the proposed New Prosperity Project and requested that the Minister receive and consider additional information prior to making any determination of significant environmental effect as per section 52(1) and section 47 of the Canadian Environmental Assessment Act 2012. That submission is expected in the coming weeks.

For more information on the New Prosperity Project and Taseko’s plan please visit newprosperityproject.ca

Media - Brian Battison 778-373-4533 or toll free 1-877-441-4533
Investors - Brian Bergot 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.
  For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.